[Letter of Sutherland Asbill & Brennan LLP]
July 14, 2009
VIA E-MAIL AND EDGAR
Mr. Kevin Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fifth Street Finance Corp. Amendment No. 1 to Registration Statement on Form N-2 filed on June 9, 2009 (File No. 333-159720) (“Amendment No. 1”)
Dear Mr. Rupert:
     On behalf of Fifth Street Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on July 13, 2009 regarding Amendment No. 1. The Staff’s comments are set forth below in italics and are followed by the Company’s responses. References to the Company’s registration statement on Form N-2 contained herein are to the pre-effective amendment no. 2 to the Company’s registration statement on Form N-2 (“Amendment No. 2”) that has been filed with the SEC on the date hereof.
Prospectus
Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.	Please include additional disclosure in the registration statement that describes the information the Company uses in determining when it stops accruing payment-in-kind interest. In particular, please disclose whether this determination is made at a point prior to the full write-down of a loan or debt security.
The Company has complied with this comment. Please see page 35 of Amendment No. 2. Also, see the section entitled “Loans and Debt Securities on Non-Accrual Status” on page 38 of Amendment No. 2 for additional information about the Company’s loans and debt securities on non-accrual status.

Mr. Kevin Rupert
July 14, 2009

2.	Please disclose how the Company’s stockholders will be impacted if it is subsequently determined that previously accrued payment-in-kind interest is no longer collectible.
Please see the risk factor entitled “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income” on page 22 of Amendment No. 2 for a discussion of how our inability to collect previously accrued payment-in-kind interest may impact the Company and, indirectly, the Company’s stockholders.
Financial Statements
3.	We refer to the audit opinion contained on page F-61 of the Company’s registration statement. We also refer to the same audit opinion contained in a Form 10-K/A for the year ended September 30, 2008 filed by the Company with the SEC on July 9, 2009. Please delete these audit opinions and instead include the substance of these opinions in the opinion relating to the audit of the Company’s financial statements for the year ended September 30, 2008.
The Company has complied with this comment. Please see page F-35 of Amendment No. 2. Also, the Company has filed another amendment to its Form 10-K for the year ended September 30, 2008 to make the requested change.
* * *
     If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Harry S. Pangas at (202) 383-0805.

Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm

Enclosures

cc:	Mr. Leonard M. Tannenbaum/ President and Chief Executive Officer Harry S. Pangas, Esq. Anne W. Gray, Esq.